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                          UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          FORM 8-K
                       CURRENT REPORT

           Pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934

        Date of Report (date of earliest event reported):
                        April 17, 2003


                      CHEMED CORPORATION
        (Exact name of registrant as specified in its charter)


      Delaware              1-8351              31-0791746
  (State or other     (Commission File Number)   (I.R.S. Employer
   jurisdiction of                               Identification
    incorporation)                                  Number)


2600 Chemed Center,  255 East 5th Street,  Cincinnati, OH 45202
(Address of principal executive offices)           (Zip Code)


    Registrant's telephone number, including area code:
                     (513)  762-6900
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Item 7. Financial Statements

     (99) Press release dated April 17, 2003   E-1 through E-5

          Item 9.   Regulation FD Disclosure

     Chemed Corporation ("Company") reported its results of
operations for the first quarter of 2003 on April 17, 2003.

                         SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act
of 1934, the Registrant has caused this report to be signed on
its behalf by the undersigned hereunto duly authorized.

                         CHEMED CORPORATION

Dated: April 17, 2003   By: /s/ Arthur V. Tucker, Jr.
                                    Arthur V. Tucker, Jr.
                                    Vice President and Controller

Exhibit 99

CONTACT: Timothy S. O'Toole   FOR IMMEDIATE RELEASE
(513) 762-6702

         Chemed Reports First-Quarter Earnings of $.26 per Share;
                  Roto-Rooter Earnings Increase 4%

    CINCINNATI, April 17, 2003--Chemed Corporation (NYSE:CHE)
(OTCBB:CHEQP) today reported net income and income from
continuing operations of $.26 per share for the first quarter,
ended March 31, 2003, as compared with net income of $.47 per
share and income from continuing operations of $.39 per share in
the 2002 first quarter.

    First-quarter 2003 net income and income from continuing
operations included capital gains from sales of investments of
$.22 per share and charges related to severance payments of $.24
per share. Income from continuing operations in the same 2002
quarter included capital gains of $.08 per share from sales of
investments, and net income in first-quarter 2002 also included
$.08 per share from discontinued operations.

    Service revenues and sales from continuing operations for
the 2003 first quarter were $77.6 million, 4% below 2002's $80.9
million. For the first quarter, net cash provided by operating
activities totaled $5.2 million in 2003 versus $6.6 million in
2002.

    Commenting on the company's results, Chemed President and
Chief Executive Officer Kevin J. McNamara said, "We are
encouraged by the improvement in Chemed's first-quarter results.
Our operating profit increased by 3% over the prior-year first
quarter, led by an 11% increase in operating profit at our Roto-
Rooter Plumbing and Drain Service business. Further, Roto-

Rooter's net income of $3.6 million in the 2003 first quarter
increased 4% over net income of $3.5 million in the 2002 first
quarter.

"Revenues at Roto-Rooter amounted to $64.7 million in the
first quarter of 2003, 1% below the prior-year first quarter's
revenues of $65.3 million. As a result of Roto-Rooter's
disposing of most of its heating and cooling businesses and non-
Roto-Rooter-branded operations in 2002, revenues of this line of
business declined by $1.8 million in the 2003 first quarter.
Excluding these operations, revenues from Roto-Rooter company-
owned branches and independent contractors totaled $59.7 million,
an increase of 2% over the prior-year first quarter.
Additionally, revenues from Roto-Rooter's franchising activities
and product and equipment sales rose 8% versus 2002's first
quarter.

"Marketing efforts aimed at business customers bore fruit in
the first quarter, as increased commercial sales compensated for
the still-soft residential business. Roto-Rooter believes that
dominant yellow-pages ad placement in phone directories should
increase residential service calls. Accordingly, we are
increasing advertising expenditures to improve our position as
these ads come up for renewal. We expect this to generate more
residential business over the long term."

Commenting on Chemed's other major subsidiary, Mr. McNamara
continued, "Service America, our appliance and heating/air-
conditioning repair business, recorded net income of $40,000 in
the 2003 first quarter compared with $327,000 in the same 2002
quarter. Revenues at Service America declined from $15.6 million
to $12.9 million, as the company continued to pare marginally

profitable service agreements. Service America continues to seek a balance between the lower number of contracts and the resources it needs to service them. When this balance is achieved, Service America should see improved operational results."

Concluding, Mr. McNamara said, "Roto-Rooter is the largest plumbing and drain cleaning provider in North America. Providing excellent service at a fair price will result in job count and sales growth over the long term. Chemed's balance sheet is extremely healthy, with cash balances exceeding long-term debt. We possess the resources to support our subsidiaries' growth, pursue acquisitions of Roto-Rooter franchises, and weigh opportunities in related industries. We are relatively optimistic about our prospects for 2003 and beyond."

Reflecting its confidence in Chemed's solid financial position and future earnings potential, in February, the Board of Directors declared a quarterly dividend of $.12 per share, which was paid in March. This represented Chemed's 127th consecutive quarterly dividend.

Chemed Corporation (www.chemed.com), headquartered in Cincinnati, is a New York Stock Exchange-listed corporation operating in the residential and commercial repair-and-maintenance-service industry through two wholly owned subsidiaries. Roto-Rooter Inc. is North America's largest provider of plumbing and drain cleaning services. Service America Systems Inc. provides major-appliance and heating/air-conditioning repair, maintenance, and replacement services.

Statements in this press release or in other Chemed communications may relate to future events or Chemed's future

performance. Such statements are forward-looking statements and are based on present information Chemed has related to its existing business circumstances. Investors are cautioned that such forward-looking statements are subject to inherent risk that actual results may differ materially from such forward-looking statements. Further, investors are cautioned that Chemed does not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations.

CHEMED CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,	
	2003	2002
Continuing Operations		
Service revenues and sales	$ 77,645	$ 80,853
Cost of services provided and goods sold	46,152	48,508
General and administrative expenses	16,524 (a)	12,654
Selling and marketing expenses	11,078	11,993
Depreciation	3,052	3,492
Total costs and expenses	76,806	76,647
Income from operations	839	4,206
Interest expense	(539)	(773)
Distributions on preferred securities	(268)	(270)
Other income--net	4,263 (b)	2,589 (b)
Income before income taxes	4,295 (a,b)	5,752 (b)
Income taxes	(1,742)	(1,947)
Income from continuing operations	2,553 (a,b)	3,805 (b)
Discontinued Operations	-	867
Net Income	$ 2,553 (a,b)	$ 4,672 (b)
Earnings Per Share		
Income from continuing operations	$ 0.26 (a,b)	$ 0.39 (b)
Net income	$ 0.26 (a,b)	$ 0.47 (b)
Average number of shares outstanding	9,890	9,843
Diluted Earnings Per Share		
Income from continuing operations	$ 0.26 (a,b)	$ 0.39 (b)
Net income	$ 0.26 (a,b)	$ 0.47 (b)
Average number of shares outstanding	9,903	9,883

(a) Amounts include a pretax charge of $3,627,000 ($2,358,000 aftertax or $.24 per share) from severance charges in the first quarter of 2003.

(b) Amounts for the first quarter of 2003 include a pretax gain of $3,544,000 ($2,151,000 aftertax or $.22 per share) from the sales of investments. Amounts for the first quarter of 2002 include a pretax gain of $1,141,000 ($775,000 aftertax or $.08 per share) from the sales of investments.